Exhibit 99.1

Young-Davidson Mine Pours First Gold Bar
Ramp-Up to Commercial Production Begins

Toronto: May 1, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to announce that the Young-Davidson mine, located in the Abitibi gold belt in Northern Ontario, has completed its first gold pour. Commercial production is expected to be declared early in the third quarter.

Photo 1: Young-Davidson First Gold Pour	Photo 2: Young-Davidson Gold Bar

Wet commissioning of the mill facility was essentially complete on March 22 at which time ore was introduced into the circuit and ore commissioning began. During this stage the mill teams worked collaboratively to fine-tune the processing facility on a single day-shift basis. During the following three weeks, the processing facility moved to a 24-hour continuous operation and mill throughput began to steadily ramp-up. Between April 19 and April 29, the mill has averaged approximately 5,000 tonnes per day, excluding one day of scheduled maintenance, well above the budgeted throughput rate for the month. Importantly, a number of days at throughputs near the 2012 design capacity of 6,000 tonnes per day have been achieved, as seen below in Figure 1.

Figure 1: Mill Throughput April 2012

As of April 29, 963,000 tonnes (approximately 6 months ore supply) have been stockpiled ahead of the mill for processing. Commercial production will be declared once the processing plant averages a minimum of 5,100 tonnes per day over a 30-day period and the open pit averages 29,750 tonnes per day of ore and waste mining over a 30-day period.

“20 months ago we broke ground at Young-Davidson and began the construction process of one the largest gold mines in the Kirkland Lake district. Today we are very pleased to announce that we achieved a major milestone and completed the first gold pour on April 30. The commissioning process has gone better than anticipated, particularly with respect to approaching design daily throughput so early after start-up. During this initial commissioning process, the Company also announced a 36% increase in reserves and a 33% expansion program to ultimately reach annual production of 250,000 ounces by 2016.” stated Peter MacPhail Chief Operating Officer, Canada. “I want to take this opportunity to acknowledge the dedication and hard work of the entire Young-Davidson team, as well as our contractors and suppliers who have all been working diligently towards achieving this first major milestone. The Young-Davidson mine will be a long-lived operation and is certainly one of AuRico’s core assets that is expected to significantly underpin the Company’s peer-leading growth profile over the coming years.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets and El Cubo, and the imminent achievement of first production at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Rene Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260-8880

Photo 3: Andrew Cormier, Project Manager and Marcus Binks,
Mill Superintendent with First Gold Bar

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term “resources” does not equate to the term “reserves” and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, capex for 2012, 2013 and 2014 and its exploration expenditures for 2012, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 250,000 ounces of annual production by 2016 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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